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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

                                FILE NO. 0-29604

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                ENERGYSOUTH, INC.
                                (Name of Company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of Alabama:

          a. Mobile Gas Service Corporation ("Mobile Gas"), a natural gas distribution company;

          b. MGS Storage Services, Inc., which owns an 87 1/2% general partnership interest in Bay Gas Storage Company, Ltd.;

          c. Bay Gas Storage Company, Ltd. ("Bay Gas"), a limited partnership engaged in the business of underground natural gas storage;

          d. EnergySouth Services, Inc., formerly known as MGS Energy Services, Inc., which is engaged in the business of providing contract and consulting work for utilities and industrial customers and which owns a 51% interest in Southern Gas Transmission Company;

          e. Southern Gas Transmission Company ("SGT"), a general partnership which operates a gas pipeline; and

          f. MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.



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The business address of the Claimant and each of its subsidiaries is:

                               2828 Dauphin Street
                              Mobile, Alabama 36606

2. Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which is located in Mobile County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

         The properties of Bay Gas consist of an underground gas storage cavern located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, all located primarily in Washington County, Alabama.

         The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, all located primarily in Monroe County, Alabama.

         Neither Claimant nor any of its subsidiaries other than Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

         a. Mcf of natural or manufactured gas distributed at retail: 6,881,333 Mcf, all of which was distributed within the state of Alabama.

            Mcf of natural or manufactured gas transported on behalf of end users: 31,064,255 Mcf.

         b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

         c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized or at the State line: None

         d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 828,209 Mcf.

4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.


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EXHIBIT A. A consolidating statement of income and retained earnings of the
Claimant and its subsidiary companies for the calendar year ended December 31, 1998, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A and made a part hereof. The reorganization by which Claimant became the holding company of Mobile Gas became effective on February 2, 1998. Thus, the statement of income and retained earnings for EnergySouth, Inc., the parent company, represents eleven months ended December 31, 1998.


EXHIBIT B. A Financial Data Schedule is attached hereto as Exhibit 27, including the financial and other data required to be set forth therein pursuant to the requirements of this Exhibit B to Form U-3A-2.

EXHIBIT C. Not Applicable.


The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999

                                    ENERGYSOUTH, INC.
                                    (Name of Claimant)



                                    BY /s/ Charles P. Huffman
                                       -----------------------------------------
                                       Charles P. Huffman
                                       Its Chief Financial Officer and Treasurer


CORPORATE SEAL

ATTEST:


By /s/ G. Edgar Downing
   -----------------------------
   G. Edgar Downing, Jr.
   Its Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer and Treasurer
2828 Dauphin Street
Mobile, Alabama 36606

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